Filed Pursuant to Rule 424(b)(3)

Registration No. 333-148331

Prospectus Supplement

Dated August 13, 2009 (to Prospectus dated August 10, 2009)

1st FRANKLIN FINANCIAL CORPORATION

This Prospectus Supplement is part of, and should be read in conjunction with, the Prospectus dated August 10, 2009

This Prospectus Supplement includes the quarterly report to investors filed as Exhibit 19 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 of 1st Franklin Financial Corporation, filed with the Securities and Exchange Commission on August 13, 2009.

 Exhibit 19

1st

FRANKLIN

FINANCIAL

CORPORATION

QUARTERLY

REPORT TO INVESTORS

AS OF AND FOR THE

SIX MONTHS ENDED

JUNE 30, 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview:

The following narrative is Management’s discussion and analysis of the foremost factors that influenced 1st Franklin Financial Corporation’s and its consolidated subsidiaries’ (the “Company”, “our” or “we”) operating results and financial condition as of and for the three- and six-month periods ended June 30, 2009 and 2008.  This analysis and the accompanying interim financial information should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s December 31, 2008 Annual Report.  Results achieved in any interim period are not necessarily reflective of the results to be expected for the full year period.

Forward Looking Statements:

Certain information in this discussion and other statements contained in this Quarterly Report which are not historical facts may be forward-looking statements within the meaning of the federal securities laws.  Such forward-looking statements involve known and unknown risks and uncertainties.  The Company's actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein.  Possible factors which could cause actual future results to differ from expectations include, but are not limited to, adverse general economic conditions, including changes in the interest rate environment, unexpected reductions in the size of or collectability of amounts in our loan portfolio, reduced sales or increased redemptions of our securities, unavailability of amounts under our credit facilities, our inability to refinance our credit facility prior to its maturity, federal and state regulatory changes affecting consumer finance companies, unfavorable outcomes in legal proceedings and other factors referenced elsewhere in our filings with the Securities and Exchange Commission from time to time.  The Company undertakes no obligation to update any forward-looking statements, except as required by law.

The Company:

We are engaged in the consumer finance business, primarily in making consumer loans to individuals in relatively small amounts for short periods of time.  Other lending-related activities include the purchase of sales finance contracts from various dealers and the making of first and second mortgage loans on real estate to homeowners.  As of June 30, 2009, the Company’s business was operated through a network of 246 branch offices located in Alabama, Georgia, Louisiana, Mississippi, South Carolina and Tennessee.

We also offer optional credit insurance coverage to our customers when making a loan.  Such coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance.  Customers may request credit life insurance coverage to help assure that any outstanding loan balance is repaid if the customer dies before the loan is repaid or they may request accident and health insurance coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time.  Customers may also choose property insurance coverage to protect the value of loan collateral against damage, theft or destruction.  We write these various insurance products as an agent for a non-affiliated insurance company.  Under various agreements, our wholly-owned insurance subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

The Company's operations are subject to various state and federal laws and regulations.  We believe our operations are in compliance with applicable state and federal laws and regulations.

Financial Condition:

The ongoing economic downturn continues to have a negative impact on the Company’s results of operations.  Total assets of the Company at June 30, 2009 amounted to $376.9 million, a decrease of $12.6 million, or 3%, from December 31, 2008.  A decline in our net loan portfolio was the primary cause of the reduction in our asset base.  We believe consumers are showing a reluctance to engage in borrowing in the current economic climate, resulting in lower levels of loan originations during the current year as compared to prior years.  More stringent credit underwriting implemented by the Company during the second half of 2008 has also contributed to a decline in loan originations.  Net loans were $267.1 million at June 30, 2009, compared to $285.6 million at December 31, 2008.  The Company typically experiences a seasonal decline in net loans during the first quarter of each year.  Historically, by the end of the second quarter of each year this decline has been offset and our net loan portfolio will have increased over the respective prior year-end.  As discussed above, the decline in net loans during the first quarter of 2009 was more pronounced than the Company’s recent periods, and the Company did not experience the rebound in loan originations during the second quarter as had been experienced in prior years.  Also contributing to the decline in the net loan portfolio was an increase in the Company’s loan loss allowance.  The allowance is an offset in the loan portfolio to reserve for losses which Management believes are inherent in current loans outstanding at June 30, 2009.  Management believes the current allowance is adequate to cover any losses inherent in the portfolio; however, additional negative economic developments could require Management to re-evaluate, and possibly increase, this allowance in the future.

During the first half of 2009, the Company’s liquidity position improved significantly.  Cash and cash equivalents were $14.5 million at June 30, 2009, compared to $3.1 million at December 31, 2008, representing an $11.3 million, or 358%, increase.  Net cash provided from operations and loan repayments resulted in the increase in our cash position.  In addition, Management transferred the balances of certain investment securities which were redeemed under call provisions or at maturity, into short-term cash equivalents to supplement the Company’s general liquidity level.  Management believes the current level of cash and cash equivalents and available borrowings under its credit facility are sufficient to meet the Company’s present liquidity and future needs.

In addition, the Company held cash in restricted accounts of approximately $2.3 million at June 30, 2009 and December 31, 2008.  These restricted accounts are held by the Company’s insurance subsidiaries in order to meet certain deposit requirements applicable to insurance companies in the State of Georgia and to meet the reserve requirements contained in the Company’s reinsurance agreements.

As a result of the aforementioned transfer of redeemed investment securities balances into cash and cash equivalents, investment securities decreased $4.2 million (5%) to $77.8 million at June 30, 2009 compared to the prior year-end.  The Company's investment portfolio consists mainly of U.S. Treasury bonds, government agency bonds and various municipal bonds.  A significant portion of these investment securities have been designated as “available for sale” (85% as of June 30, 2009 and 83% as of December 31, 2008) with any unrealized gain or loss, net of deferred income taxes, accounted for as accumulated other comprehensive income in the equity section of the Company’s balance sheet.  The remainder of the Company’s investment portfolio represents securities carried at amortized cost and designated as “held to maturity,” as Management has both the ability and intent to hold these securities to maturity.

Senior and subordinated debt, in aggregate, declined $6.3 million (2%) at June 30, 2009 compared to December 31, 2008.  A $10.8 million decrease in outstanding borrowings under the Company’s credit facility and a $9.7 million decrease in subordinated debt securities outstanding were the primary factors causing the decrease in overall senior and subordinated debt.  Increases in sales of the Company’s senior demand notes and commercial paper offset a significant portion of the decrease in bank borrowings and subordinated debt.

During February 2009, the Company disbursed the prior year’s annual incentive bonus to employees.  The incentive bonus had been accrued for as of December 31, 2008.  This disbursement was the primary cause of the $2.2 million (13%) reduction in accrued expenses and other liabilities as of June 30, 2009, compared to December 31, 2008.

Stockholder’s equity declined $4.1 million (3%) at June 30, 2009 compared to the prior year end. The decline resulted from distributions to shareholders during the 2009 period. As previously disclosed, the Company received dividends of $28.9 million from its insurance subsidiaries during the fourth quarter of 2008.  Because the Company is treated as an S Corporation for income tax reporting purposes, these dividends, related to their ownership of Company stock, were taxable its shareholders.  The Company makes periodic distributions to its shareholders in amounts intended to be sufficient to satisfy their respective incremental income tax obligations.

Results of Operations:

As previously discussed, loan originations have been impacted by current economic uncertainties.  As the level of loan originations have declined, growth in average net receivables has slowed, thereby resulting in suppressed revenue growth.  Total revenues were $34.0 million and $68.9 million for the three- and six-month periods ended June 30, 2009, compared to $33.7 million and $67.9 million during the same respective periods a year ago.

The recessionary economy has also caused a rise in unemployment rates, resulting in higher credit losses during the current year as compared to 2008 periods.  These higher losses have offset the marginal increase in revenues, resulting in a decline in net income for the 2009 reporting periods.  Net income declined $.7 million and $2.2 million for the three- and six-month periods ended June 30, 2009 compared to the same respective periods a year ago.

Effective June 1, 2009, Management implemented various expense control initiatives with a goal of improving operating efficiencies and performance.  One initiative was the consolidation of certain branch offices resulting from a study that found we had overlapping market areas among certain branch office locations.  Another initiative implemented was a 4% reduction in our employee base.  Other expense control initiatives included a travel freeze on non-essential travel, implementation of energy saving strategies, evaluation of business promotions and ways to further leverage technology.

Management believes results of operations during the second half of 2009 will moderately improve over the period just ended.  Revenues are expected to increase during the remainder of the year and the expense control initiatives recently implemented should assist in improving operating performance.  However, continued worsening of economic conditions could have a negative impact on our operations for the remainder of the year.

Net Interest Margin

Our net interest margin represents the difference between income earned on the Company’s loans and investments and interest incurred on the Company’s senior and subordinated debt.  The margin increased $.6 million (3%) for the three-month period ended June 30, 2009 compared to the same period in 2008.  During the six-month comparable periods, the margin increased $1.9 million (5%).  Interest income rose slightly during the three- and six-month periods ended June 30, 2009, compared to the same periods in 2008. The majority of the increase in our interest margin was due to a reduction in borrowings and borrowing cost during the current year.  Average borrowings decreased $18.3 million during the six-month period ended June 30, 2009 compared to the same period a year ago.  In addition, average borrowing rates decreased to 5.16% from 5.72% during the same comparable periods.

Management projects that, based on historical results, average net receivables will grow through the remainder of the year, and earnings are expected to increase accordingly.  However, an increase in interest rates or outstanding borrowings could negatively impact our interest margin.

Insurance Income

Changes in the levels of net insurance income were minimal during the three- and six-month periods ending June 30, 2009 compared to the same respective periods a year ago.  The aforementioned lower levels of loan originations and slightly higher insurance claims expense have suppressed growth in our insurance income during the first half of 2009.

Provision for Loan Losses

The provision for loan losses reflects the amount charged against earnings to increase the allowance for loan losses to a level deemed appropriate by Management to cover probable credit losses inherent in our loan portfolio.  Determining a proper allowance for loan losses is a critical accounting estimate which involves Management’s judgment on certain relevant factors, such as historical and expected loss trends, current and expected net charge offs, delinquency levels, bankruptcy trends and overall economic conditions.

As previously discussed, unemployment continued to increase in many of our market areas through June 30, 2009.  The Company has also experienced an increase in bankruptcy filings by our customers in the 2009 periods.  For the foregoing reasons, during the three- and six-month periods ended June 30, 2009, net charge offs increased $1.4 million (29%) and $2.8 million (30%), respectively, as compared to the same periods a year ago.

Management increased the allowance for loan losses during the six-month period ended June 30, 2009 for the reasons described above.  As a result, the provision for loan losses increased $2.4 million (46%) and $4.8 million (46%) during the three- and six-month periods ended June 30, 2009, respectively, compared to the same periods a year ago.  We continue to focus on credit quality issues.  Should the economic climate further deteriorate from current levels, more of our borrowers may experience even more difficulty repaying loans and the level of loan delinquencies, customer bankruptcies and loan charge-offs could rise and require additional increases in our loan loss allowance.  Currently, we believe the allowance for loan losses is adequate to absorb actual losses; however, no assurances can be given in this regard.

Other Operating Expenses

Overall other operating expenses declined $1.1 million (6%) and $.4 million (1%) during the three- and six-month periods ended June 30, 2009, respectively, compared to the same periods in 2008.  Lower personnel expense and a decrease in other miscellaneous expenses were the primary factors for the overall decline.

During the three-month period just ended, personnel expense decreased $1.0 million (8%) as compared to the same period a year ago.  A reduction in the Company’s incentive bonus accrual during the 2009 period was the primary cause of the decrease in the quarter just ended.  At the beginning of each year, various performance goals are established by Management for the Company.  The amount of annual incentive bonuses paid to employees is based on the direct result of these goals being achieved.  Management lowered the current year’s incentive bonus accrual at June 30, 2009 as a result of current year operating results not appearing on track to achieve all year end performance goals.  Personnel expenses decreased approximately $.7 million (3%) during the six-month period ended June 30, 2009 as compared to the same period in 2008.  The aforementioned reduction in our incentive bonus accrual during the three-month period just ended also contributed to the decrease in personnel expense for the six-month comparable period.  Further contributing to the decrease during the six months just ended was a reduction in employee health insurance claims.

A $.1 million (3%) increase in occupancy expense during the three-month period just ended compared to the same three-month period ending June 30, 2008 was caused by increases in depreciation on fixed assets and higher rent expense.   Occupancy expense increased $.6 million (12%) during the six-month period ended June 30, 2009 as compared to the same period in 2008.  The majority of the increase was due to a non-recurring charge to buy-out certain operating leases on computer equipment.  Management made a strategic decision to buy-out certain leases during the first quarter as most were approaching maturity.  Ownership of the equipment was transferred to the Company as a result of the transactions.  Increases in depreciation on fixed assets, increased rent expense due to new office openings and renewals of existing leases also contributed to the increase in occupancy expense during the six month comparable periods.

A reduction in equipment lease expenses, as a result of the aforementioned lease buy-outs, was a factor in the $.2 million (4%) and $.4 million (4%) decrease in other miscellaneous operating expenses during the three- and six-month periods just ended as compared to the same periods in 2008.  Other factors contributing to the decrease were decreases in legal and audit expenses, travel expenses, securities sales expense and office supplies expense, as well as expenses related to management meetings and training.

Income Taxes:

The Company has elected to be, and is, treated as an S Corporation for income tax reporting purposes.  Taxable income or loss of an S Corporation is passed through to, and included in the individual tax returns, of the shareholders of the Company, rather then being taxed at the corporate level.  Notwithstanding this election, however, income taxes continue to be reported for, and paid by, the Company's insurance subsidiaries as they are not allowed to be treated as S corporations, and for the Company’s state taxes in Louisiana, which does not recognize S Corporation status.  Deferred income tax assets and liabilities are recognized and provisions for current and deferred income taxes continue to be recorded by the Company’s subsidiaries.  The deferred income tax assets and liabilities are due to certain temporary differences between reported income and expenses for financial statement and income tax purposes.

Effective income tax rates were 26% and 21% during the three-month periods ended June 30, 2009 and 2008, respectively.  During the six-month comparable periods, income tax rates were 28% and 20%, respectively.  The higher tax rates experienced during the current year periods were due to less income at the S Corporation level which was passed to the shareholders of the Company for tax reporting purposes, whereas income earned at the insurance subsidiary level was taxed at the corporate level.

Quantitative and Qualitative Disclosures About Market Risk:

As previously discussed, interest rates have declined since June 30, 2008, resulting in lower rates being paid on borrowings during the current year.  We currently expect only minimal fluctuations in market interest rates during the remainder of the year, thereby minimizing the impact on our net interest margin; however, no assurances can be given in this regard.  Please refer to the market risk analysis discussion contained in our annual report on Form 10-K as of and for the year ended December 31, 2008 for a more detailed analysis of our market risk exposure.

Liquidity and Capital Resources:

As of June 30, 2009 and December 31, 2008, the Company had $14.5 million and $3.2 million, respectively, invested in cash and short-term investments, the majority of which was held by the Company’s insurance subsidiaries.

The Company’s investments in marketable securities can be converted into cash, if necessary.  State insurance regulations limit the use an insurance company can make of its assets.  Dividend payments to a parent company by its wholly owned insurance subsidiaries are subject to annual limitations and are restricted to the greater of 10% of policyholders’ surplus or statutory earnings before recognizing realized investment gains of the individual insurance subsidiaries.  At December 31, 2008, Frandisco Property and Casualty Insurance Company and Frandisco Life Insurance Company, the Company’s wholly-owned insurance subsidiaries, had policyholders’ surpluses of $28.7 million and $30.7 million, respectively.  As discussed above under “Financial Condition” certain ordinary dividends were paid to the Company by these subsidiaries in 2008, therefore, the Company’s insurance subsidiaries are not eligible to pay any such ordinary dividends in 2009.  In light of the current economic climate and the Company’s desire to ensure adequate liquidity to support its business and operations, the Company filed a request with the Georgia Insurance Department for its insurance subsidiaries to be eligible to pay up to $45.0 million in extraordinary dividends during 2009.  Such request was approved in May, 2009.  While the Company has no current plans to have its insurance subsidiaries pay such dividends, Management will evaluate all relevant considerations, and may authorize the payment of dividends if is determined that such payment would be in the best interests of the Company and its subsidiaries.

Most of the liquidity requirements of the Company are financed through the collection of receivables and through the sale of short- and long-term debt securities.  The Company’s continued liquidity is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public.  In addition to its receivables and securities sales, the Company has an external source of funds available under a credit agreement with Wachovia Bank, N.A. and BMO Capital Markets Financing, Inc. The credit agreement provides for unsecured borrowings of up to $50.0 million, subject to certain limitations, and is scheduled to expire on December 15, 2009.  Any amounts then outstanding will be due and payable on such date.  The credit agreement contains covenants customary for financing transactions of this type.  At June 30, 2009, the Company was in compliance with all covenants.  Available borrowings under the agreement were $38.5 million and $27.7 million at June 30, 2009 and December 31, 2008, respectively, at interest rates of 2.75%.

Management is currently involved in negotiations with respect to a replacement credit facility, with the intention that such facility would contain additional funds availability.  Negotiations are ongoing, and it is the Company’s intent that any such facility would be entered into prior to the maturity date of the Company’s current credit facility. There can be no assurances that the Company will be able to negotiate or obtain third party bank financing in a timely manner or on terms acceptable to Management, or at all.  Further, the terms and conditions of such credit facility may be less favorable to the Company than the terms and conditions of the Company’s current credit facility.  In the event a new credit facility is not entered into in a timely manner, Management expects that it would utilize the previously mentioned extraordinary dividends from the Company’s insurance subsidiaries to assist in funding the Company’s operations, or would seek alternative financing arrangements. In the event a new credit agreement cannot be negotiated, the Company’s financial condition and results of operations could be materially adversely affected.

The Company was subject to the following contractual obligations and commitments at June 30, 2009:

	7/01/09 thru 12/31/09	2010	2011	2012	2013	2014 & Beyond	Total
	(in Millions)
Credit Line *	$ 11.6	$ -	$ -	$ -	$ -	$ -	$ 11.6
Bank Commitment Fee *	.1	-	-	-	-	-	.1
Senior Notes *	46.0	-	-	-	-	-	46.0
Commercial Paper *	106.0	12.4	-	-	-	-	118.4
Subordinated Debt *	3.4	22.1	31.7	24.7	11.8	-	93.7
Human resource insurance & support contracts	.2	.1	.1	-	-	-	.4
Operating Leases	4.5	3.9	2.9	2.0	1.1	.1	14.5
Data communication lines contract **	1.2	2.4	2.4	.4	-	-	6.4
Software Service Contract **	1.3	2.4	2.4	2.4	2.4	14.3	25.2
Total	$ 174.3	$ 43.3	$ 39.5	$ 29.5	$ 15.3	$ 14.4	$ 316.3

* Note: Includes estimated interest at current rates ** Note: Based on current usage

Critical Accounting Policies:

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the financial services industry. The Company’s more critical accounting and reporting policies include the allowance for loan losses, revenue recognition and insurance claims reserves.

Allowance for Loan Losses:

The allowance for loan losses is based on the Company's previous loss experience, a review of specifically identified loans where collection is doubtful and Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio.  Specific provision for loan losses is made for impaired loans based on a comparison of the recorded carrying value in the loan to either the present value of the loan’s expected cash flow, the loan’s estimated market price or the estimated fair value of the underlying collateral.

Revenue Recognition:

Accounting principles generally accepted in the United States require that an interest yield method be used to calculate the income recognized on accounts which have precomputed charges.  An interest yield method is used by the Company on each individual account with precomputed charges to calculate income for those active accounts; however, state regulations often allow interest refunds to be made according to the Rule of 78’s method for payoffs and renewals.  Since the majority of the Company's accounts with precomputed charges are paid off or renewed prior to maturity, the result is that most of those accounts effectively yield on a Rule of 78's basis.

Precomputed finance charges are included in the gross amount of certain direct cash loans, sales finance contracts and certain real estate loans.  These precomputed charges are deferred and recognized as income on an accrual basis using the effective interest method.  Some other cash loans and real estate loans, which do not have precomputed charges, have income recognized on a simple interest accrual basis.  Income is not accrued on any loan that is more than 60 days past due.

Loan fees and origination costs are deferred and recognized as adjustments to the loan yield over the contractual life of the related loan.

The property and casualty credit insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s property and casualty insurance subsidiary.  The premiums on these policies are deferred and earned over the period of insurance coverage using the pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines.

The credit life and accident and health insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s life insurance subsidiary.  The premiums are deferred and earned using the pro-rata method for level-term life insurance policies and the effective yield method for decreasing-term life policies.  Premiums on accident and health insurance policies are earned based on an average of the pro-rata method and the effective yield method.

Insurance Claims Reserves:

Included in unearned insurance premiums and commissions on the consolidated statements of financial position are reserves for incurred but unpaid credit insurance claims for policies written by the Company and reinsured by the Company’s wholly-owned insurance subsidiaries.  These reserves are established based on generally accepted actuarial methods.  In the event that the Company’s actual reported losses for any given period are materially in excess of the previous estimated amounts, such losses could have a material adverse effect on the Company’s results of operations.

Different assumptions in the application of any of these policies could result in material changes in the Company’s consolidated financial position or consolidated results of operations.

Recent Accounting Pronouncements:

See Note 1, “Recent Accounting Pronouncements,” in “Notes to Unaudited Consolidated Financial Statements” for discussion of new accounting standards and the expected impact of accounting standards recently issued but not yet required to be adopted.  For pronouncements already adopted, any material impacts on the Company’s financial statements are discussed in the applicable section(s) of the Management’s Discussion and Analysis and Notes to Unaudited Consolidated Financial Statements.

1st FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited)

	June 30,	December 31,
	2009	2008
ASSETS

CASH AND CASH EQUIVALENTS	$ 14,463,098	$ 3,160,426

RESTRICTED CASH	2,366,422	2,366,779

LOANS: Direct Cash Loans Real Estate Loans Sales Finance Contracts Less: Unearned Finance Charges Unearned Insurance Premiums and Commissions Allowance for Loan Losses Net Loans	306,144,555 24,054,708 25,047,782 355,247,045 39,883,886 22,295,763 26,010,085 267,057,311	324,996,394 24,175,593 27,586,508 376,758,495 44,032,487 24,135,983 23,010,085 285,579,940

INVESTMENT SECURITIES: Available for Sale, at fair market value Held to Maturity, at amortized cost	65,987,439 11,812,331 77,799,770	67,883,686 14,127,792 82,011,478

OTHER ASSETS	15,175,523	16,303,818

TOTAL ASSETS	$ 376,862,124	$ 389,422,441

LIABILITIES AND STOCKHOLDERS' EQUITY

SENIOR DEBT	$ 173,140,264	$ 169,672,319
ACCRUED EXPENSES AND OTHER LIABILITIES	14,682,598	16,908,641
SUBORDINATED DEBT	76,867,920	86,605,009
Total Liabilities	264,690,782	273,185,969

STOCKHOLDERS' EQUITY:
Preferred Stock: $100 par value, 6,000 shares authorized; no shares outstanding	--	--
Common Stock Voting Shares; $100 par value; 2,000 shares authorized; 1,700 shares outstanding Non-Voting Shares; no par value; 198,000 shares authorized; 168,300 shares outstanding	170,000 --	170,000 --
Accumulated Other Comprehensive Income	1,013,541	433,101
Retained Earnings	110,987,801	115,633,371
Total Stockholders' Equity	112,171,342	116,236,472

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 376,862,124	$ 389,422,441

See Notes to Unaudited Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	(Unaudited)		(Unaudited)
	2009	2008	2009	2008

INTEREST INCOME	$ 24,210,273	$ 24,001,848	$ 49,252,807	$ 48,490,120
INTEREST EXPENSE	3,393,130	3,756,079	6,656,659	7,786,422
NET INTEREST INCOME	20,817,143	20,245,769	42,596,148	40,703,698

Provision for Loan Losses	7,635,574	5,223,179	15,157,807	10,400,896

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	13,181,569	15,022,590	27,438,341	30,302,802

NET INSURANCE INCOME Premiums and Commissions Insurance Claims and Expenses	8,540,878 2,046,757 6,494,121	8,467,822 2,020,447 6,447,375	17,469,043 3,899,581 13,569,462	17,182,343 3,750,244 13,432,099

OTHER REVENUE	1,264,437	1,229,164	2,221,919	2,258,898

OTHER OPERATING EXPENSES: Personnel Expense Occupancy Expense Other Total	11,557,435 2,694,275 4,570,032 18,821,742	12,525,311 2,617,340 4,773,585 19,916,236	24,045,850 5,811,380 9,138,019 38,995,249	24,736,537 5,184,929 9,490,490 39,411,956

INCOME BEFORE INCOME TAXES	2,118,385	2,782,893	4,234,473	6,581,843

Provision for Income Taxes	554,911	572,944	1,170,843	1,296,062

NET INCOME	1,563,474	2,209,949	3,063,630	5,285,781

RETAINED EARNINGS, Beginning of Period	109,984,727	111,175,755	115,633,371	108,699,923

Distributions on Common Stock	560,400	2,816,150	7,709,200	3,416,150

RETAINED EARNINGS, End of Period	$110,987,801	$110,569,554	$ 110,987,801	$ 110,569,554

BASIC EARNINGS PER SHARE: 170,000 Shares outstanding for all periods (1,700 voting, 168,300 non-voting)	$9.20	$13.00	$18.02	$31.09

See Notes to Unaudited Consolidated Financial Statements

1ST FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,
	(Unaudited)
	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$ 3,063,630	$ 5,285,781

Adjustments to reconcile net income to net cash

provided by operating activities:

Provision for Loan Losses

Depreciation and Amortization

Provision for Deferred Income Taxes

Other, net

Increase in Miscellaneous Assets

Decrease in Other Liabilities

Net Cash Provided

	15,157,807 1,294,556 (113,901) 164,166 335,873 (2,238,967) 17,663,164	10,400,896 1,201,493 (42,618) 110,105 253,479 (1,222,271) 15,986,865

CASH FLOWS FROM INVESTING ACTIVITIES:

Loans originated or purchased

Loan payments

Decrease (increase) in restricted cash

Purchases of marketable debt securities

Redemptions of marketable debt securities

Fixed asset additions, net

Net Cash Provided (Used)

	(96,303,429) 99,668,251 357 - 4,737,750 (485,077) 7,617,852	(112,855,537) 107,210,539 (119,614) (19,966,012) 10,382,000 (1,150,688) (16,499,312)

CASH FLOWS FROM FINANCING ACTIVITIES:

Increase in senior demand notes

Advances on credit line

Payments on credit line

Commercial paper issued

Commercial paper redeemed

Subordinated debt issued

Subordinated debt redeemed

Dividends / Distributions

Net Cash Used

	3,944,041 40,267,000 (51,059,000) 24,308,284 (13,992,380) 5,434,701 (15,171,790) (7,709,200) (13,978,344)	899,589 41,992,000 (39,409,000) 7,233,227 (21,265,627) 16,625,770 (6,815,210) (3,416,150) (4,155,401)

NET INCREASE (DECREASE) CASH AND CASH EQUIVALENTS	11,302,672	(4,667,848)

CASH AND CASH EQUIVALENTS, beginning	3,160,426	29,831,129

CASH AND CASH EQUIVALENTS, ending	$ 14,463,098	$ 25,163,281

Cash paid during the period for: Interest Income Taxes	$ 6,664,189 1,515,415	$ 7,928,056 1,779,510

See Notes to Unaudited Consolidated Financial Statements

-NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS-

Note 1 – Basis of Presentation

The accompanying unaudited interim financial information of 1st Franklin Financial Corporation and subsidiaries (the "Company") should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto as of December 31, 2008 and for the year then ended included in the Company's December 31, 2008 Annual Report filed with the Securities and Exchange Commission.

In the opinion of Management of the Company, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's financial position as of June 30, 2009 and December 31, 2008 and the results of its operations and cash flows for the three and six months ended June 30, 2009 and 2008. While certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

The results of operations for the six months ended June 30, 2009 are not necessarily indicative of the results to be expected for the full fiscal year.  The preparation of financial statements in accordance with GAAP requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ materially from those estimates.

The computation of earnings per share is self-evident from the Consolidated Statements of Income and Retained Earnings.

Recent Accounting Pronouncements:

In April 2009, the Financial Accounting Standards Board (the “FASB”) issued FASB Staff Position No. FAS 107-1 and APB No. 28-1, “Interim Disclosures About Fair Value of Financial Instruments.”  This position extends the disclosure requirements of SFAS No. 107, “Disclosures About Fair Value of Financial Instruments,” to interim financial statements of publicly traded companies.  Staff Position FAS No.107-1 was effective for interim periods ending after June 15, 2009.  It also amends APB Opinion No. 28, “Interim Financial Reporting,” to require those disclosures in all interim financial statements. The Company adopted the provisions of FAS NO. 107-1 and APB 28-1 during the quarter ended June 30, 2009 and has included the required disclosures in Note 4.

In April 2009, the FASB issued Staff Positions FAS No. 115-2 and FAS No. 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments.” These positions amend the guidance for determining other-than-temporary impairment for debt securities to make the guidance more operational and to improve the presentation in the financial statements.  These positions did not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities.  The positions were effective for interim and annual reporting periods ending after June 15, 2009. The adoption of these positions did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued Staff Position FAS No. 141 (R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies.”  FAS 141 (R)-1 amends and clarifies Statement of Financial Accounting Standards (“SFAS”) SFAS No. 141(R), “Business Combinations”, to address application issues on the initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.  This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008.  The Company does not expect its adoption of FAS No. 141(R)-1 to have a material impact on its consolidated financial statements.

In April 2009, the FASB issued Staff Position FAS No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.”  FAS No. 157-4 provides additional guidance for estimating fair value in accordance with SFAS No. 157, “Fair Value Measurements,” when the volume and level of activity for the asset or liability have significantly decreased.  It also includes guidance on identifying circumstances that indicate if a transaction is not orderly.  It emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique used, the objective of a fair value measurement remains the same.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions.  This staff position is effective for interim and annual reporting periods ending after June 15, 2009.  The Company adopted the provisions of FAS No. 157-4 during the quarter ended June 30, 2009 and has included the required disclosures within Note 4.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”).  SFAS 165 establishes principles and standards related to the accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued.  SFAS 165 requires an entity to recognize, in the financial statements, subsequent events that provide additional information regarding conditions that existed at the balance sheet date.  In addition, the pronouncement requires companies to disclose the date through which the Company has evaluated subsequent events to be the date the financial statements are issued.  The Company has evaluated subsequent events through August 13, 2009, which is the date the financial statements were issued.

In June 2009, the FASB issued Statement No. 168, “The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162” (“SFAS 168”).  Under SFAS 168, the FASB Accounting Standards Codification (the “Codification”) will become the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. On the effective date of this statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards.  This statements is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  Management does not expect the Company’s adoption of SFAS 168 to have a material impact on the Company’s financial position or results of operations.

Note 2 – Allowance for Loan Losses

An analysis of the allowance for loan losses for the six-month periods ended June 30, 2009 and 2008 is shown in the following table:

	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008
Beginning Balance Provision for Loan Losses Charge-offs Recoveries Ending Balance	$ 23,010,085 15,157,807 (15,672,418) 3,514,611 $ 26,010,085	$ 20,035,085 10,400,896 (12,675,147) 3,324,251 $ 21,085,085

Note 3 – Investment Securities

Debt securities available-for-sale are carried at estimated fair market value.  Debt securities designated as "Held to Maturity" are carried at amortized cost based on Management's intent and ability to hold such securities to maturity.  The amortized cost and estimated fair market values of these debt securities were as follows:

	As of June 30, 2009		As of December 31, 2008
	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value
Available-for-Sale: Obligations of states and political subdivisions Corporate securities	$ 64,655,434 130,316 $ 64,785,750	$ 65,606,641 380,798 $ 65,987,439	$ 67,258,945 130,316 $ 67,389,261	$ 67,509,912 373,774 $ 67,883,686

Held to Maturity: U.S. Treasury securities and obligations of U.S. government corporations and agencies Obligations of states and political subdivisions	$ 499,232 11,313,099 $ 11,812,331	$ 513,508 11,589,205 $ 12,102,713	$ 1,498,335 12,629,457 $ 14,127,792	$ 1,523,042 12,797,904 $ 14,320,946

Gross unrealized losses on investment securities totaled $256,156 and $475,075 at June 30, 2009 and December 31, 2008, respectively.  The following table provides an analysis of investment securities in an unrealized loss position for which other-than-temporary impairments have not been recognized as of June 30, 2009:

	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
Obligations of states and political subdivisions	$ 6,205,644	$ 104,495	$ 4,492,978	$ 146,809	$ 10,698,622	$ 251,304
Total	6,205,644	104,495	4,492,978	146,809	10,698,622	251,304

Held to Maturity:
Obligations of states and political subdivisions	$ 608,829	$ 913	$ 252,808	$ 3,939	$ 861,637	$ 4,852
Total	608,829	913	252,808	3,939	861,637	4,852

Overall Total	$ 6,814,473	$ 105,408	$ 4,745,786	$ 150,748	$ 11,560,259	$ 256,156

The table above represents 27 investments held by the Company, the majority of which are rated AAA by Standard & Poor’s, which is the highest rating given by this service.  The unrealized losses on the Company’s investments listed in the above table were primarily the result of interest rate increases.  The total impairment was less than 2.25% of the fair value of the affected investments at June 30, 2009.  Based on the ratings of these investments, the Company’s ability and intent to hold these investments until a recovery of fair value along with the consideration of whether the Company will not be more likely than not required to sell the security before recover of fair value and after considering the severity and duration of the impairments, the Company does not consider the impairment of these investments to be other-than-temporary at June 30, 2009.

The Company’s insurance subsidiaries internally designate certain investments to cover their policy reserves and loss reserves.  On June 19, 2008, the Company’s property and casualty insurance subsidiary (“Frandisco P&C”) entered into a trust agreement with Synovus Trust Company, N.A. and Voyager Indemnity Insurance Company (“Voyager”).  The trust was created to hold deposits to cover policy reserves and loss reserves of Frandisco P&C.  Voyager was designated the beneficiary of the trust which allows it to take a capital equity credit on its books for the reserve portion of Frandisco P&C’s insurance business.  In July 2008, Frandisco P&C funded the trust with approximately $20.0 million of investment securities.  This amount will change as required reserves change.  All earnings on assets in the trust are remitted to Frandisco P&C.  Any charges associated with the trust are paid by Voyager.

Note 4 – Fair Value

The following methods and assumptions are used by the Company in estimating fair values for financial instruments:

Cash and Cash Equivalents:     Cash includes cash on hand and with banks.  Cash equivalents are short-term highly liquid investments with original maturities of three months or less.   The carrying value of cash and cash equivalents approximates fair value due to the relatively short period of time between origination of the instruments and their expected realization.

Loans:  The fair value of the Company’s direct cash loans and sales finance contracts approximates the carrying value since the estimated life, assuming prepayments, is short-term in nature.  The fair value of the Company’s real estate loans approximate the carrying value since the interest rate charged by the Company approximates market rates.

Marketable Debt Securities:     The fair value of marketable debt securities is based on quoted market prices.  If a quoted market price is not available, fair value is estimated using market prices for similar securities.  See additional information below regarding fair value under SFAS No. 157.

Senior Debt:     The carrying value of the Company’s senior debt securities approximate fair value due to the relatively short period of time between the origination of the instruments and their expected payment.

Subordinated Debt:  The carrying value of the Company’s variable rate subordinated debt approximates fair value due to the re-pricing frequency of the securities.

Under SFAS No. 157, fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The following fair value hierarchy is used in selecting inputs used to determine the fair value of an asset or liability, with the highest priority given to Level 1, as these are the most transparent or reliable.

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3 - Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The Company is responsible for the valuation process and as part of this process may use data from outside sources in establishing fair value.  The Company performs due diligence to understand the inputs or how the data was calculated or derived.  The Company corroborates the reasonableness of external inputs in the valuation process.  To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires significantly more judgment.  We use prices and inputs that are current as of the measurement date, including during periods of market dislocation.  In periods of market dislocation, the observation of prices and inputs may be reduced for many instruments.  This condition could cause an instrument to be reclassified between levels.

Assets measured at fair value as of June 30, 2009 were available-for-sale investment securities which are summarized below:

Fair Value Measurements at Reporting Date Using
Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Description	6/30/2009	(Level 1)	(Level 2)	(Level 3)

Corporate Securities Obligations of states and political subdivisions Total	$ 380,798 65,606,641 $ 65,987,439	$ 380,798 -- $ 380.798	$ -- 65,606,641 $ 65,606,641	$ -- -- $ --

Note 5 – Commitments and contingencies

The Company is involved in various legal proceedings incidental to its business from time to time.  In the opinion of Management, the ultimate resolution of any such known claims or lawsuits is not expected to have a material effect on the Company's financial position, liquidity or results of operations.

Note 6 – Income Taxes

Effective income tax rates were 28% and 20% during the six-month periods ended June 30, 2009 and 2008, respectively, and 26% and 21% during the three-month periods then ended.  The Company has elected to be, and is, treated as an S Corporation for income tax reporting purposes.  Taxable income or loss of an S Corporation is passed through to, and included in the individual tax returns of the stockholders of the Company, rather than being taxed at the corporate level.  Notwithstanding this election, income taxes are reported for, and paid by, the Company's insurance subsidiaries, as they are not allowed by law to be treated as S Corporations, as well as for the Company in Louisiana, which does not recognize S Corporation status.  The tax rates of the Company’s insurance subsidiaries are below statutory rates due to (i) certain benefits provided by law to life insurance companies, which reduce the effective tax rates and (ii) investments in tax exempt bonds held by the Company’s property insurance subsidiary.

Note 7 – Other Comprehensive Income

Total comprehensive income was $1.6 million and $3.6 for the three- and six-month periods ended June 30, 2009, as compared to $1.1 million and $4.5 million for the same periods in 2008.

Accumulated other comprehensive income consisted solely of unrealized gains and losses on investment securities available for sale, net of applicable deferred taxes.  The Company recorded $9,706 in other comprehensive losses and $.6 million other comprehensive income during the three- and six month periods ended June 30, 2009, respectively.  The Company recorded $1.1 million and $.8 million in accumulated other comprehensive losses in each of the respective prior year periods.

Note 8 – Credit Agreement

The Company has an external source of funds through available borrowings under a credit agreement. The credit agreement provides for maximum borrowings of $50.0 million or 80% of the Company’s net finance receivables (as defined in the credit agreement), whichever is less.  The Company’s credit agreement has a commitment termination date of December 15, 2009 and contains covenants customary for financing transactions of this type.  At June 30, 2009, the Company was in compliance with all covenants.  Available borrowings under the agreement were $38.5 million and $27.7 million at June 30, 2009 and December 31, 2008, respectively.

Management is currently involved in negotiations with respect to a replacement credit facility, with the intention that such facility would contain additional funds availability.  Negotiations are ongoing, and it is the Company’s intent that any such facility would be entered into prior to the maturity date of the Company’s current credit facility. There can be no assurances that the Company will be able to negotiate or obtain third party bank financing in a timely manner or on terms acceptable to Management, or at all.  Further, the terms and conditions of such credit facility may be less favorable to the Company than the terms and conditions of the Company’s current credit facility.  In the event a new credit facility is not entered into in a timely manner, Management expects that it would utilize the previously mentioned extraordinary dividends from the Company’s insurance subsidiaries to assist in funding the Company’s operations, or would seek alternative financing arrangements. In the event a new credit agreement can not be negotiated, the Company’s financial condition and results of operations could be materially adversely affected.

Note 9 – Related Party Transactions

The Company engages from time to time in other transactions with related parties.  Please refer to the disclosure contained under the heading “Certain Relationships and Related Transactions” in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2008 for additional information on such transactions.

Note 10 – Segment Financial Information

The Company has six reportable segments.  Division I through Division V and Division VII.  Each segment is comprised of a number of branch offices that are aggregated based on vice president responsibility and geographic location.  Division I is comprised of offices located in South Carolina.  Offices in North Georgia comprise Division II, Division III is comprised of offices in South Georgia, and Division VII is comprised of offices in West Georgia.  Division IV represents our Alabama and Tennessee offices, and our offices in Louisiana and Mississippi encompass Division V.  Division VI is reserved for future use.

Accounting policies of the segments are the same as those described in the summary of significant accounting policies.  Performance is measured based on objectives set at the beginning of each year and include various factors such as segment profit, growth in earning assets and delinquency and loan loss management.  All segment revenues result from transactions with third parties.  The Company does not allocate income taxes or corporate headquarter expenses to the segments.

The following table summarizes assets, revenues and profit by business segment.  A reconciliation to consolidated net income is also provided.

	Division	Division	Division	Division	Division	Division
	I	II	III	IV	V	VII	Total
	(in Thousands)
Segment Revenues:
3 Months ended 6/30/09	$ 4,103	$ 5,839	$ 6,116	$ 6,042	$ 5,245	$ 4,123	$ 31,468
3 Months ended 6/30/08	4,065	4,746	6,322	5,624	5,259	5,176	31,192
6 Months ended 6/30/09	$ 8,498	$ 11,848	$ 12,574	$ 12,172	$ 10,758	$ 8,495	$ 64,345
6 Months ended 6/30/08	8,195	9,590	12,979	11,450	10,677	10,603	63,494
Segment Profit:
3 Months ended 6/30/09	$ 718	$ 2,041	$ 1,965	$ 1,398	$ 1,592	$ 1,326	$ 9,040
3 Months ended 6/30/08	597	1,654	1,906	1,490	1,538	1,836	9,021
6 Months ended 6/30/09	$ 1,250	$ 3,959	$ 3,898	$ 3,139	$ 3,200	$ 2,541	$ 17,987
6 Months ended 6/30/08	1,357	3,561	4,346	3,267	3,393	4,113	20,037
Segment Assets:
6/30/09	$ 37,329	$59,488	$60,352	$ 65,853	$ 44,926	$42,210	$ 310,158
6/30/08	40,336	47,473	62,473	60,999	44,564	52,848	308,693

			3 Months Ended 6/30/09 (in Thousands)	3 Months Ended 6/30/08 (in Thousands)	6 Months Ended 6/30/09 (in Thousands)	6 Months Ended 6/30/08 (in Thousands)
Reconciliation of Profit:
Profit per segments			$ 9,040	$ 9,021	$ 17,987	$ 20,037
Corporate earnings not allocated			2,547	2,507	4,599	4,438
Corporate expenses not allocated			(9,468)	(8,745)	(18,351)	(17,893)
Income taxes not allocated			(555)	(573)	(1,171)	(1,296)
Net income			$ 1,564	$ 2,210	$ 3,064	$ 5,286

BRANCH OPERATIONS
Ronald E. Byerly	Vice President
Dianne H. Moore	Vice President
Ronald F. Morrow	Vice President
J. Patrick Smith, III	Vice President
Virginia K. Palmer	Vice President
Michael J. Whitaker	Vice President

REGIONAL OPERATIONS DIRECTORS
Sonya Acosta	Loy Davis	Jeff Lee	Marty Miskelly
Bert Brown	Shelia Garrett	Mike Lee	Larry Mixson
Keith Chavis	Brian Gray	Tommy Lennon	Mike Olive
Joe Cherry	Harriet Healey	Jimmy Mahaffey	Hilda Phillips
Janice Childers	Jack Hobgood	John Massey	Henrietta Reathford
Rick Childress	Gail Huff	Judy Mayben	Michelle Rentz
Bryan Cook	Jerry Hughes	Vicky McCleod	Marc Thomas
Jeremy Cranfield	Judy Landon	Brian McSwain	Lynn Vaughan
Joe Daniel	Sharon Langford	Roy Metzger

BRANCH OPERATIONS

ALABAMA
Adamsville	Bessemer	Enterprise	Huntsville (2)	Opp	Scottsboro
Albertville	Center Point	Fayette	Jasper	Oxford	Selma
Alexander City	Clanton	Florence	Moody	Ozark	Sylacauga
Andalusia	Cullman	Fort Payne	Moulton	Pelham	Troy
Arab	Decatur	Gadsden	Muscle Shoals	Prattville	Tuscaloosa
Athens	Dothan (2)	Hamilton	Opelika	Russellville (2)	Wetumpka

GEORGIA
Adel	Canton	Dahlonega	Glennville	Madison	Statesboro
Albany	Carrollton	Dallas	Gray	Manchester	Stockbridge
Alma	Cartersville	Dalton	Greensboro	McDonough	Swainsboro
Americus	Cedartown	Dawson	Griffin (2)	Milledgeville	Sylvania
Athens (2)	Chatsworth	Douglas (2)	Hartwell	Monroe	Sylvester
Bainbridge	Clarkesville	Douglasville	Hawkinsville	Montezuma	Thomaston
Barnesville	Claxton	East Ellijay	Hazlehurst	Monticello	Thomson
Baxley	Clayton	Eastman	Helena	Moultrie	Tifton
Blairsville	Cleveland	Eatonton	Hinesville (2)	Nashville	Toccoa
Blakely	Cochran	Elberton	Hogansville	Newnan	Valdosta
Blue Ridge	Colquitt	Fitzgerald	Jackson	Perry	Vidalia
Bremen	Commerce	Flowery Branch	Jasper	Pooler	Villa Rica
Brunswick	Conyers	Forsyth	Jefferson	Richmond Hill	Warner Robins
Buford	Cordele	Fort Valley	Jesup	Rome	Washington
Butler	Cornelia	Gainesville	LaGrange	Royston	Waycross
Cairo	Covington	Garden City	Lavonia	Sandersville	Waynesboro
Calhoun	Cumming	Georgetown	Lawrenceville	Savannah	Winder

BRANCH OPERATIONS
(Continued)

LOUISIANA
Alexandria	DeRidder	Houma	Marksville	New Iberia	Prairieville
Bossier City	Eunice	Jena	Minden	Opelousas	Slidell
Crowley	Franklin	Lafayette	Morgan City	Pineville	Ruston
Denham Springs	Hammond	Leesville	Natchitoches

MISSISSIPPI
Batesville	Columbus	Hattiesburg	Jackson	New Albany	Ripley
Bay St. Louis	Corinth	Hazlehurst	Kosciusko	Newton	Senatobia
Booneville	Forest	Hernando	Magee	Oxford	Starkville
Brookhaven	Grenada	Houston	McComb	Pearl	Tupelo
Carthage	Gulfport	Iuka	Meridian	Picayune	Winona
Columbia

SOUTH CAROLINA
Aiken	Cheraw	Gaffney	Lugoff	North Greenville	Sumter
Anderson	Chester	Greenville	Manning	Orangeburg	Union
Barnwell	Columbia	Greenwood	Marion	Rock Hill	Walterboro
Batesburg- Leesvile	Conway	Greer	Moncks Corner	Seneca	Winnsboro
Boiling Springs	Dillon	Lancaster	Newberry	Simpsonville	York
Cayce	Easley	Laurens	North Augusta	Spartanburg
Charleston	Florence	Lexington	North Charleston	Summerville

TENNESSEE
Athens	Elizabethton	Johnson City	Kingsport	Lenoir City	Sparta
Bristol

DIRECTORS

Ben F. Cheek, III Chairman and Chief Executive Officer 1st Franklin Financial Corporation	C. Dean Scarborough Realtor

Ben F. Cheek, IV Vice Chairman 1st Franklin Financial Corporation	Dr. Robert E. Thompson Retired Physician

A. Roger Guimond Executive Vice President and Chief Financial Officer 1st Franklin Financial Corporation	Keith D. Watson Vice President and Corporate Secretary Bowen & Watson, Inc.

John G. Sample, Jr. Senior Vice President and Chief Financial Officer Atlantic American Corporation

EXECUTIVE OFFICERS

Ben F. Cheek, III Chairman and Chief Executive Officer

Ben F. Cheek, IV Vice Chairman

Virginia C. Herring President

A. Roger Guimond Executive Vice President and Chief Financial Officer

J. Michael Culpepper Executive Vice President and Chief Operating Officer

C. Michael Haynie Executive Vice President - Human Resources

Kay S. Lovern Executive Vice President – Strategic and Organization Development

Chip Vercelli Executive Vice President – General Counsel

Lynn E. Cox Vice President / Corporate Secretary and Treasurer

LEGAL COUNSEL

Jones Day 1420 Peachtree Street, N.E. Suite 800 Atlanta, Georgia 30309-3053

AUDITORS

Deloitte & Touche LLP 191 Peachtree Street, N.E. Atlanta, Georgia 30303